FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington,  D.C.  20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

For the month of:  June 2007

Commission File Number 0-22617

MINCO GOLD CORPORATION

(Formerly “Minco Mining & Metals Corporation”)

(Registrant's name)

1055 West Hastings Street, Suite 1980

Vancouver, British Columbia, Canada  V6E 2E9

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F

☑

Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No

☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

All reference to dollar or $ is in Canadian dollars unless otherwise stated.

1.

June 29, 2007

Minco Silver announces that the Phase V drilling program has begun on the Fuwan Silver deposit located in Guangdong Province, China.  The Phase IV program has recently been completed and consisted of 40 holes for 11,377 metres of diamond core drilling.  Six of the ten Phase IV holes reported on May 25, 2007, were step out holes that extended the mineralization to the Northeast and to the South.  Assays for the remaining 30 Phase IV holes are still pending.

The Phase V program consists of 23 holes for approximately 6,000 metres of drilling.  It is designed to increase the level of confidence in the resource within the Northeast extension area through infill drilling.  The program will also consist of step-out drilling in the Southwest area in an attempt to continue to expand the resource.  To date, the deposit remains open to the North and Southwest.  Further drilling is planned to delineate these extensions before a new resource calculation is made.  Minco Silver is currently operating 8 drill rigs on the property and anticipates completion of the Phase V exploration program by the end of September, 2007.

The Registrant is a majority shareholder of Minco Silver Corporation.

2.

Exhibits

2.1

News Release dated June 29, 2007.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MINCO GOLD CORPORATION

(Registrant)

/s/Matthew Kavanagh

Date:  June 29, 2007

Matthew Kavanagh

Chief Financial Officer

Exhibit 2.1

TSX: MSV
For Immediate Release	June 29, 2007

NEWS RELEASE

MINCO SILVER INITIATES PHASE V DRILLING ON ITS FUWAN SILVER PROJECT

Minco Silver Corporation (the "Company" or "Minco Silver")(TSX: MSV) is pleased to announce that the Phase V drilling program has begun on the Fuwan Silver deposit located in Guangdong Province, China.  The Phase IV program has recently been completed and consisted of 40 holes for 11,377 metres of diamond core drilling.  Six of the ten Phase IV holes reported on May 25, 2007, were step out holes that extended the mineralization to the Northeast and to the South.  Assays for the remaining 30 Phase IV holes are still pending.

The Phase V program consists of 23 holes for approximately 6,000 metres of drilling.  It is designed to increase the level of confidence in the resource within the Northeast extension area through infill drilling.  The program will also consist of step-out drilling in the Southwest area in an attempt to continue to expand the resource.  To date, the deposit remains open to the North and Southwest.  Further drilling is planned to delineate these extensions before a new resource calculation is made.  Minco Silver is currently operating 8 drill rigs on the property and anticipates completion of the Phase V exploration program by the end of September, 2007.

The Company’s Annual General and Special Meeting of the Shareholders was held at the Terminal City Club in Vancouver on June 26, 2007.  Dr. Ken Cai, Mr. William Meyer, and Mr. Chan-Seng Lee were re-elected as Directors of the Company.  Mr. Timothy Marlow, VP Operations for Minco Silver Corporation, and Mr. Kenneth McNaughton, VP Exploration for Silver Standard Resources, have been newly elected to the Board of Directors.  Mr. McNaughton will represent Silver Standard’s interests as part of the strategic alliance agreement between the two companies.  Due to their busy schedules, Mr. Robert Quartermain and Mr. Wade Dawe were unable to run for re-election but will act in an advisory capacity to Minco Silver’s Board.  The Company thanks Mr. Quartermain and Mr. Dawe for their valuable contributions and services.

On June 27, 2007, the new Board of Directors convened for the first time and appointed the following Officers to act on behalf of the Company:

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Dr. Ken Cai – Chairman & CEO

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Mr. Timothy Marlow – VP Operations

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Mr. Dwayne Melrose – VP Exploration

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Mr. Matthew Kavanagh – CFO

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Ms. Fiona Zhou – Controller

Due to Dr. Cai’s promotion to Chairman of the Board, Minco Silver is actively seeking a President & COO to manage the day to day operations of the Company as it rapidly advances the Fuwan Silver Project through the development process.

Minco Silver would also like to announce that Brigitte McArthur and Mark Orsmond have left the Company and wishes them well in their future endeavors.

About Minco Silver

Minco Silver Corporation (TSX: MSV) is a TSX company focusing on the acquisition and development of silver dominant projects in China.  The Company is the exclusive vehicle for pursuing silver opportunities in China pursuant to a strategic alliance agreement between Minco Gold Corporation (formerly “Minco Mining & Metals Corporation”) (TSX:MMM/AMEX:MGH) and Silver Standard Resources (TSX:SSO).  For more information on Minco and its properties, please visit the website at www.mincosilver.ca  or contact Ute Koessler at 1-888-288-8288 or (604) 688-8002 info@mincosilver.ca.

ON BEHALF OF THE BOARD

“Ken Z. Cai”

President & CEO

The Toronto Stock Exchange does not accept responsibility for the accuracy of this news release.  Certain terms or statements made that are not historical facts, such as anticipated advancement of mineral properties or programs, productions, sales of assets, exploration plans or results, costs, prices, performance are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, and involve a number of risks and uncertainties that could cause actual results to differ materially from those projected, anticipated, expected or implied.  These risks and uncertainties include, but are not limited to; metals price volatility, volatility of metals production, project development risks and ability to raise financing.  The Company undertakes no obligation and has no intention of updating forward-looking statements.